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                                                 Filed by First Data Corporation
                           pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                   Commission File No: 001-31527
                                              Subject Company: Concord EFS, Inc.


First Data Corporation issued the following press release today:

                                                               [FIRST DATA LOGO]


Investor Relations Contact:                Media Relations Contact:
David Banks                                Rodney D Bell
First Data                                 First Data
303-967-8057                               303-967-6547


           First Data Announces Date of Shareholder Meeting to Vote on
                        Proposed Merger with Concord EFS

DENVER - Sep 24, 2003 - First Data Corp. (NYSE: FDC), today announced that it has scheduled a special meeting of shareholders for Tuesday, October 28, 2003 to vote on the issuance of shares of First Data common stock in accordance with the merger agreement between Concord EFS (NYSE: CE) and First Data. The meeting for First Data shareholders is scheduled for 10 a.m. MDT at the Inverness Hotel, 200 Inverness Drive West, Englewood, Colo. First Data shareholders of record at the close of business on September 8, 2003 will be entitled to vote at the meeting.

On April 2, 2003, First Data and Concord announced a definitive merger agreement for First Data to acquire all outstanding stock of Concord in an all-stock transaction valued at approximately $7 billion, based on the close of market price on April 1, 2003. Under the merger agreement, First Data will exchange
0.40 First Data common shares for every Concord common share. To complete the transaction, First Data will issue approximately 200 million common shares to Concord shareholders.

On September 24, 2003, the Registration Statement on Form S-4 relating to First Data's proposed merger with Concord was declared effective by the Securities and Exchange Commission. This Registration Statement includes a joint proxy statement/prospectus that will be sent to the shareholders of both companies. First Data anticipates that it will commence mailing of the joint proxy statement/prospectus on or about September 26, 2003.

About First Data
First Data Corp. (NYSE: FDC), with global headquarters in Denver, helps power the global economy. As an electronic commerce and payment services company, First Data serves approximately 3 million merchant locations, 1,400 card issuers and millions of consumers, making it easy, fast and secure for people and businesses to buy goods and services using virtually any form of payment. With 29,000 employees worldwide, the company provides credit, debit, smart card and stored-value card issuing and merchant transaction processing services; Internet commerce solutions; money transfer services; money orders; and check processing and verification services throughout the United States. First Data also offers a variety of payment services in the United Kingdom, Australia, Canada, Japan, Mexico, Spain, the Netherlands, the Middle East and Germany. Its Western Union and Orlandi Valuta money transfer networks include approximately 165,000 agent locations in more than 195 countries and territories.

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About Concord
Concord EFS, Inc., a vertically integrated electronic transaction processor, provides the technology and network systems that make payments and other financial transactions faster, more efficient, and more secure than paper-based alternatives. Concord acquires, routes, authorizes, captures, and settles virtually all types of electronic payment and deposit access transactions for financial institutions and merchants nationwide. Concord's primary activities include Network Services, which provides automated teller machine (ATM) processing, debit card processing, deposit risk management, and STARsm network access principally for financial institutions; and Payment Services, which provides point of sale processing, settlement, and related services, with specialized systems focusing on supermarkets, major retailers, gas stations, convenience stores, restaurants and trucking companies.

Not a Proxy Solicitation

This communication is not a solicitation of a proxy from any security holder of First Data Corporation or Concord EFS, Inc. First Data has filed with the Securities and Exchange Commission (SEC) a joint proxy statement/prospectus concerning the planned merger of Concord with a subsidiary of First Data. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by First Data will be available free of charge from First Data Investor Relations, 6200 S. Quebec St., Suite 340, Greenwood Village, CO 80111. Documents filed with the SEC by Concord will be available free of charge from Concord Investor Relations, 2525 Horizon Lake Drive, Suite 120, Memphis, TN 38133.

First Data and its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of First Data in connection with the planned merger. Information about the directors and executive officers of First Data and their ownership of First Data stock is set forth in the proxy statement for First Data's 2003 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the joint proxy statement/prospectus when it becomes available.